

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2022

Jeffrey Glat
Chief Financial Officer
OCA Acquisition Corp.
1345 Avenue of the Americas, 33rd Floor
New York, NY 10105

> **Re: OCA Acquisition Corp.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed March 31, 2022**
> **File No. 001-39901**

Dear Jeffrey Glat:

We have reviewed your September 29, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 2, 2022 letter.

Form 10-K for the Year Ended December 31, 2021

General

1.   We note your response that indicates your Sponsor may have substantial ties to non-U.S. persons. Please revise your proposed risk factor disclosure in future filings to include the substance provided in your response letter, so that investors have necessary context to assess the risk you disclose.

You may contact William Demarest at 202-551-3432 or Kristi Marrone at 202-551-3429 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jonathan H. Deblinger, Esq.